## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-70455 |

### FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/25  AND ENDING  12/31/25

MM/DD/YY                                         MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GTS Execution Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**625 Avenue of the Americas, 3rd Fl**

(No. and Street)

| New York | NY | 10011 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Sean Martell | 212-521-5141 | smartell@gtses.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Crowe LLP**

(Name – if individual, state last, first, and middle name)

| 485 Lexington Avenue, Floor 11 | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| September 24, 2003 | | 173 | |
|---|---|---|---|
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Sean Martell                                                                 , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTS Execution Services LLC                                                      , as of December 31                                          , 2 025      , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

_Sean Martell_ (signature)

Title:
Chief Financial Officer

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**GTS EXECUTION SERVICES LLC**

**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2025

| | | |
|---|---|---:|
| Cash | $ | 213,884 |
| Receivable from brokers | | 10,822,048 |
| Accounts receivable | | 475,376 |
| Other assets | | 175,193 |
| **TOTAL ASSETS** | $ | 11,686,501 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| **LIABILITIES** | | |
| Accrued expenses and other liabilities | $ | 1,029,380 |
| Accrued compensation | | 548,941 |
| Due to related parties | | 1,677,948 |
| **TOTAL LIABILITIES** | | 3,256,269 |
| **MEMBER'S EQUITY** | | 8,430,232 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 11,686,501 |

The accompanying notes are an integral part of this financial statement.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Execution Services LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Equity Partners LLC (the "Parent"). As a registered broker-dealer with the SEC, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company also maintains a membership with the New York Stock Exchange ("NYSE").

The Company does not carry accounts for clients or perform custodial functions related to securities. As an introducing broker, the Company introduces its client's trading accounts on a fully disclosed basis to the Company's clearing brokers (the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handles the clearing and settlement aspects of the Company's trading operations.

The Company conducts three types of business: (1) as an exchange member engaged in floor activities, (2) as an exchange member that is engaged in exchange commission business in other than floor activities, and (3) as a non-exchange member arranging for transactions in listed securities by an exchange member.

The Company's policy is to continuously monitor its exposure to counter-party risk through the use of a variety of control procedures.

## NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

*Use of estimates*

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

*Cash*

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

*Current Expected Credit Losses*

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's receivable from broker is cash deposits held at the Clearing Brokers. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash. The Company continually reviews the credit quality of the Clearing Brokers.

The Company's accounts receivable is commission receivable from clients. The Company has experienced immaterial write offs associated with receivables on such accounts however believes it is not subject to any significant credit risk. Historical credit loss experience provides the basis for the estimation of expected credit losses on accounts receivable. There is no allowance as management believes all amounts are fully collectible. The Company continually reviews the credit quality of its clients.

**NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES** (Continued)

*Segments*

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of earning commissions for executing trades on behalf of its clients. The Company has identified its CEO and COO as the chief operating decision makers ("CODM"), who chiefly uses net income to evaluate the results of the business and to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

*New Accounting Pronouncement*

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures, primarily related to the effective tax rate reconciliation and income taxes paid. ASU 2023-09 became effective for the Company on January 1, 2025 and the adoption of this ASU did not have a material impact on the Company's financial position but resulted in expanded income tax disclosures.

**NOTE 3 – INCOME TAXES**

The Company has made a Check the Box election to be treated as a corporation for U.S. tax purposes effective January 1, 2023, and is subject to federal, state, and local income taxes. The Company files annual corporate tax returns in the following state and local tax jurisdictions: California, Colorado, Connecticut, Minnesota, Michigan, New York City, New York State, and Wisconsin. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized. There were no temporary differences in the current year between carrying amounts and tax bases of assets and liabilities. There was no valuation allowance as of December 31, 2025.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company may be subject to interest and/or penalties if it takes uncertain tax positions that do not meet the "more likely than not" test.

There are no deferred tax assets or liabilities as of December 31, 2025. Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. There are no unrecognized tax benefits at December 31, 2025, and the Company has concluded that it does not have any uncertain tax positions. The earliest tax year subject to examination by tax jurisdiction is 2022.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC ("Strike") for a variety of services used in the Company's operations as prescribed in the agreement.  Under this agreement, Strike, an affiliated company, provides infrastructure technology and software development and support to the Company. Additionally, certain payroll withholdings are paid by Strike on behalf of the employees.  At December 31, 2025, the Company had approximately $5,404 payable and is part of due to related parties on the statement of financial condition.

As part of a shared reimbursement from a trading venue, the Company has a payable to GTS Securities LLC ("GTSS"), an affiliated broker-dealer under common control, of approximately $6,396 included in due to related party on the statement of financial condition as of December 31, 2025.

For trades that clear through the Company's clearing brokers, GTSS acts as an executing broker for the Company.  As such, the Company is charged a fee for trades in which GTSS acts as the executing broker.  As of December 31, 2025, approximately $87,672 remains payable and is part of due to related parties on the statement of financial condition.

Beginning October 1, 2025, the Company entered into a joint marketing agreement with GTSS, whereby the Company pays GTSS a percentage of net profit of applicable trades executed through the Company subject to this joint marketing agreement. As of December 31, 2025, approximately $1,576,964 remains payable and is included in due to related party on the statement of financial condition.

The Company acts as an introducing broker for a related party, Partners LTAF, LLC ("LTAF"), an affiliated investment company.  As part of this arrangement, LTAF pays a fee to the Company for introducing LTAF to the executing broker.  At December 31, 2025, approximately $3,664 is receivable and is included in receivable from broker on the statement of financial condition.

## NOTE 5 – RECEIVABLE FROM BROKERS

As of December 31, 2025, receivable from brokers of approximately $10,822,048 represents amounts due to the Company for cash held by the Clearing Brokers and cash held as collateral as a good faith deposit.  Amounts receivable from the Clearing Brokers may be restricted to the extent that any balance is held as a good faith deposit.  At December 31, 2025, the Receivable from broker was substantially in cash.  At December 31, 2025, the Company had a good faith deposit at the Clearing Brokers of $1,750,000.  The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.  The Company continually reviews the credit quality of the Clearing Brokers.

## NOTE 6 – NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Per the Rule, the Company is required to maintain a minimum net capital as the greater of five thousand dollars or six and two-thirds percent of aggregate indebtedness.  At December 31, 2025, the Company had net capital of $8,567,088, which exceeded the minimum requirement of $182,108 by $8,384,980.  The Company's ratio of aggregate indebtedness to net capital was .32 to 1 as of December 31, 2025.

The Company claims exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company clears all transactions with and for clients on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all clients funds and securities to the clearing broker or dealer.

**NOTE 7 – COMMITMENTS AND CONTINGENCIES**

In the normal course of its business, the Company indemnifies certain service providers, such as its Clearing Brokers, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2025, has not recorded any contingent liability in the financial statements for these indemnifications.

The securities industry is subject to extensive regulation under federal, state and applicable international laws. The Company is also subject to periodic regulatory examinations and inspections. If the Company were to experience compliance or trading problems that were reported to regulators, such as the SEC or FINRA by dissatisfied clients or others, such problems may be investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

**NOTE 8 – SUBSEQUENT EVENT**

Effective January 27, 2026, the Company became a member of the National Futures Association.